Injunction Application filed against a Director of Shinhan Financial Group was withdrawn by applicants

On October 20, 2010, Shinhan Financial Group was notified by the District Court of Seoul that the injunction application filed by four of its shareholders’ against Mr. Baek Soon Lee, one of its director and current CEO of Shinhan Bank, its major bank subsidiary, seeking a suspension of Mr. Lee’s duty as both director of the Group and Shinhan Bank, was withdrawn on October 15, 2010 by the four applicants.

Please refer to the Form 6-K filed on September 17, 2010 for details of the injunction application.